UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November, 2022

Commission File Number: 001-39557

Siyata Mobile Inc.

(Translation of registrant’s name into English)

1751 Richardson Street, Suite 2207
Montreal Quebec H3K-1G6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 9, 2022, Siyata Mobile Inc., a British Columbia (Canada) company that is a global vendor of Push-to-Talk over Cellular (“PoC”) devices and of cellular signal booster systems, issued a press release announcing that the Company will report its third quarter 2022 financial results after the close of the Nasdaq Capital Market on Thursday, November 10, 2022, and will host a conference call to discuss its financial results for the three and nine months ended September 30, 2022 at 8:00 a.m. Eastern time on Friday, November 11, 2022. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated November 9, 2022.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2022	SIYATA MOBILE INC.

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

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